

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

James Quincey
Chairman and Chief Executive Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313

      Re: The Coca-Cola Company
           Definitive Proxy Statement on Schedule 14A
           Filed March 11, 2022
           File No. 001-02217

Dear Mr. Quincey:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

      Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A filed March 11, 2022</u>

<u>General</u>

1.   Please expand your discussion to address how the experience of the Lead Independent Director is brought to bear in connection with your board's role in risk oversight.

2.   Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:
   - represent the board in communications with shareholders and other stakeholders;
   - require board consideration of, and/or override your CEO on, any risk matters; or
   - provide input on the design of the board itself.

3.   Please expand upon how your board administers its risk oversight function. For example, please disclose:
   - the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
   - whether you consult with outside advisors and experts to anticipate future threats and

trends, and how often you re-assess your risk environment;
- how the board interacts with management to identify significant emerging risks;
- to whom the Chief Ethics and Compliance Officer reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program